Exhibit 99.1
IFRS Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended December 31, 2009

Q3 revenues sequentially grew by 6.8%

Mysore, India – January 12, 2010

Highlights

Consolidated results for the quarter ended December 31, 2009

Revenues were $ 1,232 million for the quarter ended December 31, 2009; QoQ growth was 6.8%; YoY growth was 5.2%

  Net income after tax was $ 334 million for the quarter ended December 31, 2009; QoQ growth was 5.4%; YoY growth was 0.6%
  Earnings per American Depositary Share (ADS) was 0.59 for the quarter ended December 31, 2009; QoQ growth was 5.4%; YoY growth of 1.7%

"Global economic recovery seems to be led by the U.S. and the Financial Services," said S. Gopalakrishnan, CEO and Managing Director. "Even though IT budgets are expected to be flat in 2010, offshore outsourcing is expected to benefit from this recovery."

Business outlook

The company's outlook (consolidated) for the quarter ending March 31, 2010 and for the fiscal year ending March 31, 2010, under International Financial Reporting Standards (IFRS), is as follows:

Outlook under IFRS#

Quarter ending March 31, 2010

  Consolidated revenues are expected to be in the range of $ 1,240 million and $ 1,250 million; YoY growth of 10.6% to 11.5%
  Consolidated earnings per American Depositary Share is expected to be $ 0.56; YoY growth nil

Fiscal year ending March 31, 2010

  Consolidated revenues are expected to be in the range of $ 4.75 billion and $ 4.76 billion; YoY growth of 1.8% to 2.0%
  Consolidated earnings per American Depositary Share is expected to be $ 2.26; YoY growth of 0.4%

# Exchange rates considered for quarter ending March 31, 2010 for major global currencies: AUD / USD – 0.90; GBP / USD – 1.61; Euro / USD – 1.44

Expansion of services and significant projects

As in the last few quarters, our focus continues to be on building strengths. Intellectual Property (IP)-based solutions, New Engagement Models (NEMs) that offer flexible pricing and operational control to clients, and the Global Delivery Model will play a significant role in defining our successes.

During the third quarter, we launched Flypp™, an application platform that enables mobile service providers to enhance customer experience with a host of ready-to-use experiential applications across several devices. A health insurance major bought our iTransform product suite that assists clients in complying with the U.S. Federal Government's mandates on HIPAA 5010 and ICD 10 standards, efficiently and cost effectively. A Consumer Packaged Goods (CPG) major bought the 'Procurement' module of our 'Supply Chain Visibility' product suite to cut sourcing cycle times and leakages in procurement spend through better monitoring, compliance and governance mechanisms. One of the largest retailing companies selected us as a partner in its Future Store Initiative to advance cutting-edge technologies and innovative shopping concepts. We were chosen for our ShoppingTrip360 solution, an innovative managed service that offers retailers and CPG companies insights into real-time shopper and shelf activity. A grocery retailer in the U.K. partnered with us to develop a new multi-channel web platform to bring about an integrated, wholesome online experience.

Clients across industries continue to entrust us with transformational responsibilities. A leading provider of security testing software solutions engaged us to engineer leading-edge penetrative testing products. We are building a Patient Appointment Scheduling System for a provider of medical laboratory tests and services. The system will allow a patient to schedule an appointment at any of the company's 1,000-plus patient service centers. We are helping a leading provider of virtualization, networking and Software-as-a-Service (SaaS) technologies to design its architecture for Master Data Management. A telecom service provider sought our help to build and manage its online portals and enhance its online presence. We are working with a communications major in the field of wireless 4G development. A specialty retailer engaged us to develop a SaaS solution.

A manufacturer of language translation software engaged us as a Quality Assurance (QA) partner to design, automate and test its next major release of desktop products suite. A high tech major engaged us to set up a Center of Excellence (CoE) with focus on multiple QA services for several critical applications. An auto major engaged us to implement next-generation Enterprise Resource Planning (ERP) software in its distribution business. A leading turbo machinery manufacturer partnered with us to expand its business through manufacturing engineering, manufacturing process standardization, setting up of manufacturing facilities for turbo machinery remanufacturing.

"The rupee appreciated by 3.7% during the quarter," said V. Balakrishnan, Chief Financial Officer. "We maintained our margins while our cash and cash equivalents reached $ 3.1 billion."

Board of Directors

The Board has appointed Prof. Marti G. Subrahmanyam as the Lead Independent Director effective January 12, 2010. Prof. Subrahmanyam will be taking over the role from Mr. Deepak M. Satwalekar. Mr. Satwalekar will continue to serve as an Independent Director and Chairman of the Audit Committee. He is the first Lead Independent Director in India and was appointed in May 2003.

"As the Lead Independent Director, Deepak played a vital role in enhancing our corporate governance function, already a torchbearer in the industry," said N.R. Narayana Murthy, Chairman of the Board and Chief Mentor. "His dedication, insight and urge for excellence have contributed immensely in taking our Board functions to the next level. We will cherish his contributions which have been invaluable."

He added, "I am delighted to welcome Prof. Marti G. Subrahmanyam as the Lead Independent Director. He's a very worthy successor to Deepak and we eagerly look forward to continuing our success story with him."

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 109,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 and on Form 6-K for the quarters ended June 30, 2009 and September 30, 2009. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Unaudited Condensed Interim Financial Statements prepared in compliance with International Financial Reporting Standards (IFRS)

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Balance Sheet as of

(Dollars in millions except share data)
	December 31, 2009	March 31, 2009
ASSETS
Current assets
Cash and cash equivalents	$1,972	$2,167
Available-for-sale financial assets	1,133	–
Trade receivables	724	724
Unbilled revenue	173	148
Derivative financial instruments	16	–
Prepayments and other assets	117	81
Total current assets	$4,135	$3,120
Non-current assets
Property, plant and equipment	961	920
Goodwill	178	135
Intangible assets	15	7
Deferred income tax assets	136	88
Income tax assets	80	54
Other non-current assets	73	52
Total non-current assets	1,443	1,256
Total assets	$5,578	$4,376
LIABILITIES AND EQUITY
Current liabilities
Trade payables	$3	$5
Derivative financial instruments	–	22
Current income tax liabilities	154	115
Client deposits	3	1
Unearned revenue	133	65
Employee benefit obligations	30	21
Provisions	16	18
Other current liabilities	358	290
Total current liabilities	697	537
Non-current liabilities
Deferred income tax liabilities	8	7
Employee benefit obligations	46	48
Other non-current liabilities	9	–
Total liabilities	760	592
Equity
Share capital – Rs. 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 570,701,633 and 572,830,043 as of December 31, 2009 and March 31, 2009, respectively	64	64
Share premium	685	672
Retained earnings	4,262	3,618
Other components of equity	(193)	(570)
Total equity attributable to equity holders of the company	4,818	3,784
Total liabilities and equity	$5,578	$4,376

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Statement of Comprehensive Income
(Dollars in millions except share data)
	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Revenues	$1,232	$1,171	$3,508	$3,542
Cost of revenues	700	661	2,005	2,049
Gross profit	532	510	1,503	1,493
Operating expenses:
Selling and marketing expenses	68	55	178	184
General and administrative expenses	82	82	255	265
Total operating expenses	150	137	433	449
Operating profit	382	373	1,070	1,044
Other income	50	7	154	50
Profit before income taxes	432	380	1,224	1,094
Income tax expense	98	48	260	134
Net profit	$334	$332	$964	$960
Earnings per equity share
Basic ($)	0.59	0.58	1.69	1.69
Diluted ($)	0.59	0.58	1.69	1.68
Weighted average equity shares used in computing earnings per equity share
Basic	570,602,970	569,755,757	570,353,792	569,571,267
Diluted	571,183,310	570,449,069	571,039,216	570,650,033

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Peter McLaughlin, USA +1 (213) 268 9363 Peter_McLaughlin@infosys.com